Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Erin E. Martin

Partner

+1.202.739.5729

erin.martin@morganlewis.com

December 11, 2025

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Irving, Jason Niethamer, Lulu Cheng, and Sandra Hunter Berkheimer

Re:	Osprey Bitcoin Trust
Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2025
File No. 333-289334

Dear Mr. Irving, Mr. Niethamer, Ms. Cheng, and Ms. Berkheimer:

On behalf of Osprey Bitcoin Trust (the “Trust”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated December 4, 2025, relating to the above-referenced filing of the Trust’s Registration Statement on Form S-1 (the “Registration Statement”). Concurrently herewith, the Trust is filing Amendment No. 2 to the Registration Statement.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold and italicized text, followed by the corresponding responses from the Trust. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement. Unless otherwise noted, the page numbers indicated below refer to page numbers in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed October 7, 2025

The Trust’s Service Providers, page 79

1.	We note your response to prior comment 9 of our letter dated May 28, 2025. Please revise this section to describe the Trade Credit Lender and material terms of the Trade Financing Agreement.

In response to the Staff’s comment, the Trust has revised the disclosure on page 85 through 86 to describe the Trade Credit Lender and material terms of the Trade Financing Agreement.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.202.739.5729.

Very truly yours,

/s/ Erin E. Martin